KMX TECHNOLOGIES, LLC

(LIMITED LIABILITY COMPANY)

Financial Statements

For the year ended December 31, 2020

SM CPAS, P.C.

Table of Contents



SM CPAS, P.C.

10 NEW KING STREET, SUITE 118, WHITE PLAINS, NY 10604
914-397-1850 \FAX 914-397-1854

Independent Auditor's Report

To the Member's
KMX Technologies, LLC
1113 Meadow Lark Drive
Cedar Park, Texas 78613

We have audited the financial statements of KMX Technologies, LLC, which comprise the balance sheet as of December 31, 2020 and the related statement of income and members' equity, and cash flows for the period then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of KMX Technologies, LLC. as of December 31, 2020, and the results of its operations and its cash flows for the period then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion
We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are independent of KMX Technologies, LLC and have fulfilled our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error. In preparing the financial statements, management is responsible for assessing KMX Technologies, LLC's ability to continue as a going concern in accordance with accounting principles generally accepted in the United States of America.

Auditor's Responsibilities for the Audit of the Financial Statements
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements. As part of an audit in accordance with GAAS, we exercise professional judgement and maintain professional skepticism throughout the audit. We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies and material weaknesses in internal control that we identified during our audit.

SM CPAS, P.C.

SM CPAS, PC
White Plains, New York
August 20, 2021

KMX Technologies, LLC
Balance Sheet
As of December 31, 2020

		2020
Assets		
Cash and cash equivalents	$	233,507
Intellectual property		300,366
Total Current Assets		533,873
Property and Equipment		
Furniture and fixtures, & equipment		72,222
Accumulated depreciation		(13,241)
Total Property and Equipment		58,981
Other Assets		
Security deposits		1,750
Total Assets	$	594,604
Current Liabilities		
Accounts payable and accrued expenses	$	46,275
Due to affiliate		117,306
Total Current Liabilities		163,581
Members' Equity		431,023
Total Liabilities and Members' Equity	$	594,604

See independent auditor's report and notes to the financial statements.

KMX Technologies, LLC
Statement of Income and Members' Equity
For the year ended December 31, 2020

	2020
Revenue	$ -
Expenses:	
Professional fees	94,485
Depreciation expense	13,241
Shipping & freight expenses	1,816
Repairs and maintenance	712
Rent expense	7,231
Utilities	1,016
Insurance expense	2,571
Interest expense	500
Office expense	1,127
Total expenses	122,699
(Loss) from operations	$ (122,699)
Other Income	
Gain on sale of equipment	1,500
Net Income (Loss)	$ (121,199)
Members' Equity, Beginning of Year	-
Members' Contributions	552,222
Members' Equity, End of Year	$ 431,023

See independent auditor's report and notes to the financial statements.

KMX Technologies, LLC
Statement of Cash Flow
For the year ended December 31, 2020

		2020
Cash flows from operating activities:		
Net income (loss)	$	(121,199)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		13,241
(Increase) decrease in assets:		
Intellectual property		(300,366)
Security deposits		(1,750)
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses		46,275
Due to affiliate		117,306
Net Cash Provided by Operating Activities		(246,493)
Cash flows from investing activities:		
Purchase of fixed assets		(72,222)
Cash flows from financing activities:		
Members' contributions		552,222
Net increase in cash		233,507
Cash and cash equivalents at beginning of year		-
Cash and cash equivalents at end of year	$	233,507

See independent auditor's report and notes to the financial statements.

Note A – Nature of Activities and Summary of Significant Accounting Policies

Nature of Activities

KMX Technologies, LLC. (The "Company") located on 1113 Meadow Lark Drive, Cedar Park, Texas 78613 and is a Delaware limited liability company formed on February 12, 2020. The Company provides patented technology and processes for Hollow Fiber Membrane Distillation for water treatment, critical mineral recovery, and lithium production enhancement.

Basis of Accounting

The accompanying financial statements of the Company have been prepared on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America ("US GAAP").

Liquidity

As of December 31, 2020, the Company had accumulated losses of $121,199. Management has performed an assessment of the Company's ability to continue as a going concern. The Company intends to position itself to raise funds through the capital markets. As of the date of the issuance of the report, the Company believes it will have sufficient liquidity to fund operations for the next twelve months after a successful close of funding. There can be no assurance that such financing will be available at terms subject acceptable to the Company, if at all.

Revenue Recognition

The Company recognizes revenues in accordance with ASC Topic 605, *Revenue Recognition*, which stipulates that revenue generally is realized or realizable and earned, once persuasive evidence of an arrangement exists, delivery has occurred, title of goods is passed to the customer, and the price is fixed or determinable and collectability is assessed and is probable.

The Company determines revenue recognition through the following steps:
- build-own-operate long-term lease model
- revenue is recognized through a monthly rental fee under long term contract
- technology license
- identification of the contract, or contracts, with the customer
- identification of the performance obligations in the contract
- determination of the transaction price
- allocation of the transaction price to the performance obligation in the contract
- recognition of revenue when the Company satisfies its performance obligations

See independent auditor's report.

Note A - Summary of Significant Accounting Policies (continuation)

Revenue Recognition - continued

The primary source of revenue for the Company is lease or rental revenue under a build-own-operate rental model for the company's proprietary technology and systems for treating water, enhancing lithium production, or recovering critical minerals. Revenue from these contracts is recognized when the Company has completed its performance obligations under a contract and the service is provided to the client. The Company believes that the performance obligation is satisfied upon the completion of services.

Use of Estimates

The financial statements are prepared on the basis of accounting principles generally accepted in the United States of America (GAAP). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and revenues as of December 31, 2020 and expenses for the year ended December 31, 2020. Actual results could differ from estimates made by management.

Cash and Cash Equivalents

Cash balances are held in U.S. banks. Cash balances are insured by the Federal Deposit Insurance Corporation subject to certain limitations. The Company maintains its cash balances in highly rated financial institutions. At times, cash balances may exceed federally insurable limits. The Company classifies any cash that collateralizes any credit facilities or certain operating or performance obligations of the Company as restricted cash.

Property and Equipment, net

Depreciation is calculated using the straight-line method over the estimated useful lives of the related assets. The costs of additions and betterments are capitalized, while repair and maintenance costs are charged to operations in the periods incurred. Depreciation for the year ended December 31, 2020 totaled $13,241.

Note B - Loan Payable

On August 31, 2020, the Company entered into a loan agreement with Antelope Water Management, LLC and KMX-Antelope Holdings LLC (the "lenders") whereas the lenders provided the Company a loan of $117,306 ($50,000, term loan and $67,000 as part of current liabilities). The maturity date of the loans, originally December 31, 2020, was subsequently extended indefinitely, and will be re-paid at the option of the Company or the lender. The Company shall repay the unpaid principal in U.S. dollars. The loan shall bear interest at a rate per annum equal to 3%, and the interest will be accrued in USD and shall be paid at the time of payment. During the year ended December 31, 2020, the Company incurred interest expense of $500.

See independent auditor's report.

Note C - Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718 Compensation -Stock Compensation ("ASC 718"). ASC 718 addresses all forms of share-based payment ("SBP") awards including shares issued under employee stock purchase plans and stock incentive shares. Under ASC 718 awards result in a cost that is measured at fair value on the awards' grant date, based on the estimated number of awards that are expected to vest and will result in a charge to operations. Stock-based awards with vesting conditions other than service are recognized based on the probability that those conditions will be achieved. The Company accounts for forfeitures as they occur.

Note D - Income Taxes

The Company elected Limited Liability Company status for Federal and Delaware State tax purposes, effective December 31, 2020.

No Federal or State income tax provision has been made in the accompanying financial statements since the members are required to report their respective share of the Company's income and expense in their individual income tax returns based on their ownership. The Company is exempt from the application of ASC 740, Income Taxes, which clarifies the accounting for and reporting of income tax uncertainties, and requires additional disclosures related to uncertain income tax positions. In the United States, an s corporation is not subject to tax, because their earnings and losses are passed directly to the owners and taxed at that level. ASC 740 does not apply to such entities.

Note E - Subsequent Events

These financial statements were approved by management and available for issuance on August 20, 2021. Management has evaluated subsequent events through this date.

See independent auditor's report.